UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    Form N-8A


                          NOTIFICATION OF REGISTRATION
      FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name: Firstmark Partners
Address of Principal Business Office
(No. & Street, City State, Zip Code):
808 South 74th Plaza, Suite #113, Omaha, Nebraska  68114-446


Telephone Number: 402-391-3375
Name and address of agent for service of process:
Mark H. Baumann 808 South 74th Plaza, Suite #113, Omaha, Nebraska  68114-4666

Registrant  is filing a Registration Statement pursuant to Section 8(b)  of  the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES.

Signatures:
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the town of Omaha and state of Nebraska on the 20th day of November 1998.

Firstmark Partners

/s/ Mark H. Baumann
By: Mark H. Baumann
President

/s/ Jane A. Baumann
Attest: Jane A. Baumann
Secretary